

October 23, 2023

Ben Palmer
Chief Executive Officer
RPC Inc.
2801 Buford Highway, Suite 300
Atlanta, Georgia 30329

      Re: RPC Inc.
            Form 10-K for the Fiscal Year ended December 31, 2022
            Response Dated October 6, 2023
            File No, 001-08726

Dear Ben Palmer:

      We have reviewed your October 6, 2023 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 25, 2023 letter.

Form 10-K for the Fiscal Year ended December 31, 2022

Financial Statements
Consolidated Statements of Operations, page 31

1.   We note that in response to prior comment 1, you indicate that you will present the cost of revenues in the consolidated statements of operations in accordance with the parenthetical labeling accommodation in SAB Topic 11.B, and include a note to the financial statements showing your allocation of depreciation and amortization to cost of revenues and selling, general and administrative expenses for all periods presented.

       Please also explain to us how you propose to modify or balance disclosures of percentages described as reflecting the relationship between cost of revenues and revenues, as appear on pages 20 and 22 of the annual report, pages 21 and 23 of the recent interim report, and earnings releases you have filed on Form 8-K.

While the guidance in SAB Topic 11:B provides an accommodation when presenting the components separately, this does not generally extend to other measures that would ordinarily reflect all components, such as the percentages referenced above.

Please contact Sondra Snyder, Staff Accountant at 202-551-3332 or John Cannarella, Staff Accountant at 202-551-3337 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation